Exhibit 4.76

LOAN AGREEMENT

This Loan Agreement (the “Agreement”) dated as of November 27, 2020, is made by and between

Run He (the “Lender”)

5135 Canada Hills Drive

Antioch, CA 94531

and

Borqs Technologies, Inc., and its wholly owned subsidiaries of

Borqs International Holding Corp, and Borqs Technologies USA, Inc.

(all 3 parties together as “Borqs” or the “Borrower”)
5201 Great America Parkway, Suite 320

Santa Clara, CA 95054

IN CONSIDERATION OF the Lender loaning certain monies (the “Loan”) to the Borrower, and the Borrower repaying the Loan to the Lender, both parties agree to keep, perform and fulfill the promises and conditions set out in this Agreement.

1.	Loan Amount, Interest Rate and Repayment

(a)	The Lender lends US$1,250,000 to the Borrower and the Borrower promises to repay this principal amount in its entirety to the Lender, together with interest to be accrued at the rate of 6% per annum, due and payable after 15 months from the day the Loan principal amount is received by the Borrower.

(b)	The Lender intends to fund the Loan amount on the day of the execution of this Agreement. The Due Date shall be 15 months after the Borrower receives the first tranche of the Loan principal amount, and interests shall accrue from the dates of each tranche of principal received by the Borrower. The Loan principal tranches and funding dates are:

●	1st tranche on November 27, 2020 for $400,000.00

●	2nd tranche on December 4, 2020 for $600,000.00

●	3rd tranche on December 11, 2020 for $250,000.00

(c)	The Borrower may repay earlier at its own discretion, any outstanding principal amount together with interest accrued to the date of repayment, without incurring additional fees.

(d)	With written amendment to this Agreement, the Lender may lend and the Borrower may accept, additional loan principal tranches and each of such tranches shall have the same repayment period and accrue interest at the rate as stipulated above.

(e)	At the discretion of the Borrower, the principal amount together with accrued interest can be repaid in cash, or in ordinary shares of the Borrower valued at a 30% discount from the market price of the Borrower’s ordinary shares as traded on the Nasdaq stock market. The market price is defined as the average of each of the high and low averages for the five preceding trading days prior to the date of payment.

(f)	This Loan is guaranteed by the company of Borqs Technologies, Inc. and all of its subsidiaries.

2.	Default

This loan is securitized by ordinary shares of the Borrower and if the Loan plus accrued interests are not completely repaid to the Lender within 10 business days after the Due Date, the Lender is considered to have owned the ordinary shares of the Borrower, for the unpaid amounts, as calculated by the description as in clause 1(e) above. Notwithstanding anything to the contrary in this Agreement, if the Borrower defaults in the performance of any obligation under this Agreement or fails to pay the principal amount and accrued interest by the Due Date, then the Lender may declare the principal amount owing to be immediately due and payable.

3.	Governing law

This Agreement will be construed in accordance with and governed by the laws of the State of California.

4.	Costs

All costs, expenses and expenditures including, without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately become payable by the Borrower to the Lender.

5.	Binding Effect

This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Lender and Borrower. The Borrower waives presentment for payment, notice of non-payment, protest, and notice of protest.

6.	Amendments

This Agreement may only be amended by a written instrument executed by both the Lender and the Borrower.

7.	Severability

The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

8.	General Provisions

Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

IN WITNESS WHEREOF, the parties have duly affixed their authorized representatives’ signatures as of the date first above written.

The Lender	The Borrower
Run He	Borqs Technologies, Inc. and Subsidiaries

By:		By:
Name:	Run He	Name:	Anthony K. Chan
		Title:	Chief Financial Officer

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